Exhibit 99.1

Alcon’s First Quarter Sales Rise 16.2 Percent; Net Income Increases 24.0 Percent

HUENENBERG, Switzerland – April 23, 2008 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,536.4 million for the first quarter of 2008, an increase of 16.2 percent compared to the first quarter of 2007, or 9.4 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first quarter of 2008 increased 24.0 percent to $429.4 million, or $1.43 per share on a diluted basis, compared to $346.2 million, or $1.14 per share for the first quarter of 2007.

“Our strong results for the first quarter came from continuing market share gains for our major pharmaceutical brands, our strong performance in Japan with several new pharmaceutical products, rapid growth in sales of our advanced technology intraocular lenses, and the continuing contributions of our international operations, especially those in emerging markets,” said Cary Rayment, Alcon’s chairman, president and chief executive officer.

First Quarter Sales Highlights

Highlights of sales for the first quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2007.

➢

International sales rose 25.6 percent to $864.4 million, or 12.6 percent excluding exchange, with emerging markets sales increasing 28.6 percent, or 17.6 percent excluding exchange. Sales in the United States increased 5.9 percent to $672.0 million.

➢

Pharmaceutical sales grew 13.3 percent, or 7.8 percent on a constant currency basis, to $628.4 million. Sales of glaucoma products increased 13.5 percent, due to growth in sales of the TRAVATAN® family of ophthalmic solutions and Azopt® ophthalmic suspension on a global basis, continued market share gains of DuoTravTM ophthalmic solution outside the United States and the continuing impact of the launch of TRAVATANZTM ophthalmic solution in Japan. Sales of infection/inflammation products rose 13.2 percent as a result of market share gains by Vigamox® ophthalmic solution in the United States and sales growth for TobraDex® ophthalmic suspension and ointment outside the United States. Sales of allergy products, which include Patanol® ophthalmic solution and PatadayTM ophthalmic solution, rose 16.3 percent on market share gains for PatadayTM in the United States and for Patanol® in Japan. Sales of otic products grew 17.7 percent, as Ciprodex® otic suspension gained market share in the United States. During the first quarter of 2007, pharmaceutical and U.S. sales were positively impacted by the discontinuation of a U.S. Government rebate program, resulting in a refund of rebates paid. During the first quarter of 2008, pharmaceutical and U.S. sales were negatively impacted by the re-instatement of this same U.S. government rebate program as well as changes in wholesaler purchasing patterns.

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Surgical sales rose 20.2 percent or 12.0 percent on a constant currency basis, to $697.9 million. Sales of intraocular lenses increased 23.6 percent to $260.9 million, primarily driven by the global increase in sales of the AcrySof® IQ aspheric intraocular lens and a 71.6 percent increase in sales of the company’s advanced technology intraocular lenses, AcrySof® ReSTOR® Aspheric and AcrySof® Toric. Sales of advanced technology intraocular lenses were $47.6 million, which represented 18.2 percent of overall dollar sales of intraocular lenses. Sales of cataract and vitrectomy products rose 13.4 percent, due to continued market share gains and conversion to advanced technology. Refractive revenue increased 160.8 percent due to revenues generated by WaveLight AG, offset by declines in procedure revenue generated from the installed base of LADAR® excimer lasers.

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Consumer eye care sales increased 12.1 percent, or 6.2 percent on a constant currency basis, to $210.1 million. Sales of contact lens disinfectants grew 12.2 percent, as OPTI-FREE® RepleniSH® and OPTI-FREE® Express® multipurpose disinfecting solutions continued to hold the market share gained in the United States following a competitor’s recall in the second quarter of 2007. Sales of artificial tears products increased 17.9 percent, led by increases in the global sales of Systane® lubricant eye drops.

First Quarter Earnings Details

Highlights of earnings for the first quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus first quarter of 2007. Results for the first quarter of 2007 include $32.7 million ($20.8 million after taxes) of charges related to the impairment of certain refractive assets. Results for the first quarter of 2008 include expenses associated with the integration of WaveLight and the establishment of the company’s shared service center in Switzerland.

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Gross profit margin improved 0.5 percentage points to 74.1 percent of sales; however, gross profit in 2007 included $24.0 million related to the impairment of the company’s refractive assets. This charge reduced gross profit margin in 2007 by 1.8 percentage points. Gross profit margin in 2008 was negatively affected by expenses related to the integration of WaveLight’s operations, rebate variations related to certain government programs, geographic sales mix and global pricing pressures.

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Selling, general and administrative expenses grew in line with sales and remained at 31.5 percent of sales. Much of the growth came from a rise in direct selling expenses due to sales force additions in several markets, including Japan and the United States, as well as expenses related to the establishment of the company’s shared service center in Switzerland and costs for WaveLight.

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Research and development expenses were 9.4 percent of sales, approximately 0.7 percentage points less than the first quarter of 2007. The decline in research and development expenses as a percent of sales results mainly from the weak dollar as research and development expenses are primarily incurred in U.S. dollars and thus will not rise in line with sales growth when there are large currency variations. Research and development expenses are expected to increase as a percent of sales in future quarters due to the timing of projects and clinical studies.

➢	Amortization decreased $11.1 million, primarily because of an $8.7 million charge related to the impairment of certain refractive intangible assets in 2007.

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Operating income increased 24.1 percent to $500.1 million, or 32.6 percent of sales, a 2.1 percentage point improvement over the reported results for the first quarter of 2007. This increase in operating income reflected higher sales volume in 2008 and charges of $32.7 million related to the impairment of the company’s refractive assets in 2007. In addition operating expenses, which included the WaveLight integration and shared service center costs, grew at a slower rate than sales.

➢	Non-operating income declined by $17.6 million due to volatility in the global credit markets that led to declines in the carrying values of certain of the company’s investments.

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The company’s effective tax rate declined from 18.4 percent to 14.7 percent, primarily as a result of favorable product and geographic earnings mix and the tax benefits associated with the establishment of the company’s shared service center in Switzerland. The impairment charges related to the company’s refractive assets in 2007 lowered the effective tax rate in the first quarter of 2007 by 1.3 percentage points.

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Net earnings increased 24.0 percent to $429.4 million as a result of sales growth, gross profit margin improvement and lower operating expenses as a percent of sales. Net earnings in 2007 included after-tax charges of $20.8 million related to the impairment of the company’s refractive assets.

New Product and R&D Pipeline Update

Summarized below are updates on new products and significant research and development activities.

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The U.S. Food and Drug Administration (FDA) approved the company’s New Drug Application NDA for Patanase® nasal spray for the treatment of symptoms of seasonal allergic rhinitis in patients twelve years of age and older.

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The FDA has issued an approvable letter informing the company that additional information will be required to support the approval of TobraDex® ST ophthalmic suspension. The company is working with the FDA to agree upon an approach and timeframe for the product’s approval.

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Alcon has submitted a new product application in the European Union for AzargaTM ophthalmic suspension, a fixed combination of brinzolamide and timolol. This new treatment is being developed to reduce intraocular pressure in patients with open angle glaucoma.

➢	A new drug application for DuoTravTM ophthalmic solution, a fixed combination of travoprost and timolol, has been filed with the Ministry of Health, Labor and Welfare in Japan.

➢	The PUREPOINTTM laser for retinal photocoagulation received a CE-mark in Europe.

Financial Guidance

Financial guidance for the full year 2008 and factors impacting this guidance are provided below.

➢	The company increased its sales guidance to a range of $6,400 million to $6,500 million. The increase is due to a more favorable currency environment than originally expected.

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The company also increased its guidance for diluted earnings per share to a range of $6.39 to $6.49. This range includes SG&A expenses related to the expansion and relocation of the company’s Swiss operations, as well as integration expenses related to the company’s refractive surgery manufacturing and other operations, which will be booked to cost of goods sold. Consistent with the previously issued earnings guidance, the new range also assumes the ultimate passage of the Research and Development Tax Credit in the United States in the fourth quarter of 2008, with retroactive applicability. The impact of this tax credit on the company’s annual effective tax rate is approximately 0.9 percentage points.

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The company also revised its expectations for its effective tax rates beyond 2008. The company now expects its current effective tax rate guidance of 13.5 to 14.5 percent for 2008 will decline by a cumulative 2.0 to 3.0 percentage points by 2010.

Other Items

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Nestlé S.A. and Novartis AG announced earlier this month that they have reached agreement pursuant to which Nestlé will sell approximately 74 million of its common shares in Alcon, Inc. to Novartis in a cash transaction at a price of $143.18 per share. Once consummated, Novartis will own a minority stake in Alcon of slightly less than 25.0 percent while Nestlé will remain Alcon’s majority shareholder with approximately 52.0 percent of Alcon’s outstanding common shares. The agreement also set forth the rights of Nestlé and Novartis to effect a sale to Novartis of Nestlé’s remaining shares in Alcon under specified terms that could be exercised during a period commencing January 1, 2010 and expiring July 31, 2011.

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In March, as a result of the above-referenced agreement between Nestlé and Novartis, the company terminated transactions under the recently announced $1.1 billion pro-rata share repurchase program authorized by the board in late 2007. Prior to the termination, the company had purchased a total of 150,000 shares under the program, comprised of 112,500 from Nestlé and 37,500 shares from the market, for a total of $21.2 million. The company also stopped purchasing shares under its other share repurchase program that had a total of approximately 2.7 million shares remaining. These share repurchase programs will be reviewed by the board of directors at a future board meeting.

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Alcon announced a plan to build a pharmaceutical manufacturing plant in Singapore to meet the growing demand for its pharmaceutical products in Asia. The company plans to break ground on the plant in 2009 and expects it to be fully functional in 2012.

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The company reported that on April 17, 2008, Synergetics USA, Inc. announced in a press release that it had filed a lawsuit against Alcon, alleging unfair trade practices in its vitreoretinal product sales activities. Although the company has not had an opportunity to fully review the claims of this lawsuit, the company believes its sales practices comply with all applicable laws and regulations.

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The company was advised by Bayer HealthCare AG that Bayer’s patent litigation with Teva relative to two Bayer HealthCare patents that cover Vigamox® has been settled. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Healthcare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents. The trial relative to the remaining Alcon patent concluded on March 6, 2008, with no judgment expected until the first half of 2009.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and Ciprodex®, which are the property of Bayer AG and licensed to Alcon, Inc. by Bayer HealthCare AG. Moxifloxacin, the active ingredient in Vigamox®, is licensed to Alcon, Inc. by Bayer HealthCare AG.

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended
	March 31,
	2008	2007

Sales	$1,536.4	$1,322.7
Cost of goods sold	398.3	349.0

Gross profit	1,138.1	973.7

Selling, general and administrative	484.2	417.1
Research and development	144.9	133.5
Amortization of intangibles	8.9	20.0

Operating income	500.1	403.1

Other income (expense):
Gain (loss) from foreign currency, net	5.9	3.0
Interest income	25.7	19.9
Interest expense	(17.4)	(9.8)
Other, net	(10.8)	7.9

Earnings before income taxes	503.5	424.1

Income taxes	74.1	77.9

Net earnings	$429.4	$346.2

Basic earnings per common share	$1.44	$1.16

Diluted earnings per common share	$1.43	$1.14

Basic weighted average common shares	297,722,933	299,708,952
Diluted weighted average common shares	301,131,014	303,733,106

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ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three months ended			Foreign	%Change in
	March 31,			Currency	Constant
	2008	2007	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$318.3	$306.6	3.8%	--%	3.8%
Surgical	254.0	234.1	8.5	--	8.5
Consumer Eye Care	99.7	93.7	6.4	--	6.4

Total United States Sales	672.0	634.4	5.9	--	5.9

International:
Pharmaceutical	310.1	247.9	25.1	12.4	12.7
Surgical	443.9	346.6	28.1	13.8	14.3
Consumer Eye Care	110.4	93.8	17.7	11.6	6.1

Total International Sales	864.4	688.3	25.6	13.0	12.6

Total Global Sales	$1,536.4	$1,322.7	16.2	6.8	9.4

PRODUCT SALES
Infection/inflammation	$230.0	$203.1	13.2%
Glaucoma	210.7	185.7	13.5
Allergy	131.0	112.6	16.3
Otic	63.2	53.7	17.7
Other pharmaceuticals/rebates	(6.5)	(0.6)	N/M

Total Pharmaceutical	628.4	554.5	13.3	5.5%	7.8%

Intraocular lenses	260.9	211.0	23.6
Cataract/vitreoretinal	405.7	357.7	13.4
Refractive	31.3	12.0	160.8

Total Surgical	697.9	580.7	20.2	8.2	12.0

Contact lens disinfectants	114.4	102.0	12.2
Artificial tears	65.8	55.8	17.9
Other	29.9	29.7	0.7

Total Consumer Eye Care	210.1	187.5	12.1	5.9	6.2

Total Global Sales	$1,536.4	$1,322.7	16.2	6.8	9.4

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	March 31,	Dec. 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$2,499.7	$2,134.3
Short term investments	667.3	669.8
Trade receivables, net	1,255.3	1,089.2
Inventories	594.4	548.5
Deferred income tax assets	92.4	89.3
Other current assets	272.1	293.7

Total current assets	5,381.2	4,824.8

Long term investments	37.6	41.8
Property, plant and equipment, net	1,069.9	1,030.0
Intangible assets, net	86.1	89.6
Goodwill	636.0	626.0
Long term deferred income tax assets	337.1	322.1
Other assets	83.2	81.3

Total assets	$7,631.1	$7,015.6

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$211.3	$208.7
Short term borrowings	1,795.4	1,751.1
Current maturities of long term debt	2.1	1.3
Other current liabilities	893.7	901.1

Total current liabilities	2,902.5	2,862.2

Long term debt, net of current maturities	57.0	52.2
Long term deferred income tax liabilities	24.0	23.9
Other long term liabilities	716.5	702.6
Contingencies

Shareholders’ equity:
Common shares	43.2	43.1
Additional paid-in capital	1,356.2	1,299.8
Accumulated other comprehensive income	264.1	203.0
Retained earnings	3,818.2	3,392.2
Treasury shares, at cost	(1,550.6)	(1,563.4)

Total shareholders' equity	3,931.1	3,374.7

Total liabilities and shareholders' equity	$7,631.1	$7,015.6

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Three months ended March 31,
	2008	2007
Cash provided by (used in) operating activities:
Net earnings	$429.4	$346.2
Adjustments to reconcile net earnings to cash provided from operating activities:
Depreciation	41.4	46.7
Amortization of intangibles	8.9	20.0
Share-based payments	35.0	35.8
Tax benefits from share-based compensation	2.1	7.5
Deferred income taxes	(14.9)	(26.1)
Loss (gain) on sale of assets	0.6	(4.7)
Unrealized depreciation (appreciation) on trading securities	10.6	(3.7)
Other	0.9	--
Changes in operating assets and liabilities:
Trade receivables	(121.5)	(81.7)
Inventories	(8.4)	(6.4)
Other assets	25.2	(0.4)
Accounts payable and other current liabilities	(21.2)	(17.1)
Other long term liabilities	10.0	26.8

Net cash from operating activities	398.1	342.9

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(55.3)	(33.4)
Purchases of intangible assets	(5.2)	(0.1)
Purchases of investments	(32.0)	(7.5)
Proceeds from sales and maturities of investments	22.8	112.0
Other	1.1	0.6

Net cash from investing activities	(68.6)	71.6

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	3.6	(30.1)
Repayment of long term debt	(0.2)	(5.1)
Acquisition of treasury shares	(21.4)	(503.2)
Proceeds from exercise of stock options	37.6	87.6
Tax benefits from share-based payment arrangements	11.7	41.8

Net cash from financing activities	31.3	(409.0)

Effect of exchange rates on cash and cash equivalents	4.6	1.5

Net increase in cash and cash equivalents	365.4	7.0
Cash and cash equivalents, beginning of period	2,134.3	1,489.2

Cash and cash equivalents, end of period	$2,499.7	$1,496.2

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Matthew Head

Director,

Investor Relations

817-551-8550

www.alcon.com